Free Writing Prospectus
Filed Pursuant to Rule 433
Dated October 4, 2011
Registration Statement Nos. 333-171922 and 333-171922-01
Ford Credit Floorplan Master Owner Trust A Series 2011-2 Investor Roadshow October 2011

Registration Statement Nos. and 333-171922 and 333-171922-01 Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the "depositors") Ford Credit Floorplan Master Owner Trust A (the "issuer") This document constitutes a free writing prospectus for purposes of the Securities Act of 1933. The depositors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositors have filed with the SEC for more complete information about the depositors, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, you may request that a copy of the prospectus be sent to you by calling toll-free 1-888-603-5847. Free Writing Prospectus 1

AGENDA 2

TRANSACTION PARTICIPANTS AND POTENTIAL TIMING 3 Expected Key Dates Item Tuesday, October 4 Announce Transaction Thursday, October 6 Price Transaction Wednesday, October 12 Settlement Date Issuer Ford Credit Floorplan Master Owner Trust A Depositor Ford Credit Floorplan CorporationFord Credit Floorplan LLC Servicer and Sponsor Ford Motor Credit Company LLC Joint-Lead Managers Barclays CapitalBNP PARIBASRBS Accountants PricewaterhouseCoopers LLP Indenture Trustee The Bank of New York Mellon Owner Trustee U.S. Bank Trust, N.A. Backup Servicer Wells Fargo Bank, N.A. October 2011 October 2011 October 2011 October 2011 October 2011 October 2011 October 2011 October 2011 S M T W W T F S 1 2 3 4 5 5 6 7 8 9 10 11 12 12 13 14 15 16 17 18 19 19 20 21 22 23 24 25 26 26 27 28 29 30 31 Expected Key Dates Expected Key Dates Expected Key Dates Expected Key Dates Expected Key Dates Expected Key Dates Expected Key Dates

TRANSACTION STRUCTURE – SERIES 2011-2

Principal Amount	
Class A Notes	$500,000,000
Class B Notes	$22,875,000
Class C Notes	$32,683,000
Class D Notes	$19,608,000
Total	$575,166,000
Average Life to Expected Maturity	Approximately 2 years
Fixed / Floating*	Fixed (A-1) and Floating (A-2) Fixed (Class B, C and D notes)
Payment Frequency	Monthly
Expected Final	September 15, 2013
Legal Final	September 15, 2015
ERISA Eligible	Yes
Method of Distribution	Public
Benchmark	Interpolated Swaps (Fixed) and 1M Libor (Floating)
Payment Rate Trigger	If the 25% payment rate layer is breached: • Subordination Factor will increase by 4 ppts or • The amount required to be on deposit in the Reserve Fund will increase by an amount equal to the amount by which the Subordination Factor would otherwise be increased

* **The allocation of the principal amount between the Class A-1 and Class A-2 notes will be determined on the day of pricing**

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TRANSACTION STRUCTURE – SERIES 2011-2

- **Enhancement provided by subordinated notes, required subordinated amount, required reserve account and excess spread:**

Series 2011-2 Capital Structure

Capital Structure	Allocation*	Benchmarks	Expected Rating S&P	Moody's	Fitch
Class A-1 notes (Fixed)**	76.50%	Interpolated Swaps	AAA	Aaa	AAA
Class A-2 notes (Floating)**		1 Month Libor	AAA	Aaa	AAA
Class B notes (Fixed)	3.50%	Interpolated Swaps	AA	Aa1	AA
Class C notes (Fixed)	5.00%	Interpolated Swaps	A	Aa3	A
Class D notes (Fixed)	3.00%	Interpolated Swaps	BBB	A3	BBB
Subordination Factor	12.00%				
Total	100.00%				
Cash Reserve	0.88%				
Total Class A Enhancement	24.38%				

Historical Series Capital Structure*

	2006-4	2010-1	2010-3	2010-5	2011-1	2011-2
Class B notes	5.00%	5.00%	2.00%	2.00%	2.00%	3.50%
Class C notes	-	7.50%	7.50%	7.50%	7.50%	5.00%
Class D notes	-	-	-	3.50%	3.50%	3.00%
Required subordinated amount	10.50%	19.50%	19.50%	12.00%***	12.00%	12.00%
Reserve account	0.90%	0.81%	0.81%	0.88%	0.88%	0.88%
Total Class A enhancement	16.40%	32.81%	29.81%	25.88%	25.88%	24.38%

* As of percent of the required pool balance allocated to the series

** The allocation of the principal amount between the Class A-1 and Class A-2 notes will be determined on the day of pricing

*** Reduction of required subordinated amount from prior series is primarily due to the structuring of Class D notes and introduction of subordination step-up payment rate trigger

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FLOORPLAN TRUST - LEGAL STRUCTURE 6 Ford Credit Floorplan LLC (Depositor) The Bank of New York Mellon (Indenture Trustee) Ford Credit Floorplan Corp. (Depositor) Ford Motor Credit Company LLC (Sponsor, Servicer and Administrator) Ford Motor Company Wells Fargo Bank, N.A. (Back-up Servicer) Ford Credit Floorplan Master Owner Trust A (Issuer) Outstanding Series

Ford Credit has had a publicly registered securitization program for dealer floorplan receivables since 1992 Ford Credit's current master trust, Ford Credit Floorplan Master Owner Trust A (Trust), was established in 2001, and 91% of Ford Credit's floorplan portfolio principal balance is designated to the Trust as of June 30, 2011 Ford Credit is a regular issuer of floorplan ABS and issues: Publicly registered and Rule 144A term notes Privately placed term and variable funding notes Privately placed term and variable funding notes Privately placed term and variable funding notes Privately placed term and variable funding notes Privately placed term and variable funding notes Privately placed term and variable funding notes Privately placed term and variable funding notes Privately placed term and variable funding notes Privately placed term and variable funding notes Privately placed term and variable funding notes FLOORPLAN TRUST - FUNDING OVERVIEW 7 Total funding $6.43 billion Total assets $11.52 billion Unfunded assets $3.20 billion * Series 2006-6 was paid off on September 27, 2011 and the commitment terminated. A new commitment for $500 million was added to Series 2006-1 on September 27, 2011.

MASTER OWNER TRUST STRUCTURE The primary asset of the Trust is a revolving pool of receivables originated in designated accounts established by Ford or Ford Credit with motor vehicle dealers across the U.S. to purchase and finance their new and used car, truck and utility vehicle inventory The Trust issues asset-backed term notes with bullet maturities or variable funding notes. Each series has a sequential pay structure and is backed by a pro rata interest in the entire pool of receivables Collections on the receivables are allocated to each series (based on its principal amount) and to the depositor interest in the Trust Incremental subordination due to ineligible receivables and over- concentrations Dealer concentration 2% (5% for AutoNation) Used vehicle concentration 20% Fleet concentration 4% Medium/Heavy truck concentration 2% Manufacturer concentration 10% (2% for lower rated manufacturers) Excess interest and principal sharing across series 8

KEY AMORTIZATION TRIGGERS Average monthly principal payment rate for the three preceding collection periods is less than 21% The cash balance in the excess funding account exceeds 30% of the adjusted invested amount of all series for three consecutive months The available subordinated amount is less than the required subordinated amount Bankruptcy of a depositor, Ford or Ford Credit (Chapter 7 or Chapter 11) Upon the occurrence of an amortization event, all principal collections allocated to a series and allocated to the portion of the depositor interest subordinated to the series will be paid monthly to the series noteholders sequentially by class 9

MONTHLY TRUST PRINCIPAL PAYMENT RATES 10 Payment Rate Payment rate triggers 3 Month Average of Monthly Principal Payment Rate Oil and credit crisis / global recession Payment rate Derived days supply from payment rate Inventory Management "Cash for Clunkers" program

FLOORPLAN TRUST BALANCE 11 Excess funding account (EFA) has been funded periodically when the Trust balance declines below the required pool balance (for example, as a result of plant shutdowns or manufacturer vehicle marketing incentive programs) Floorplan Balances Have Declined Due To Lower Industry Sales Combined With Inventory Management, Dealer Consolidation And The Reduction Of Non-affiliated Brands Note: As of June 30, 2011, the Trust balance was $11.52 billion Cash funding required as a result of low Trust balance* Required pool balance Trust balance (Excluding EFA)

FORD MOTOR COMPANY OUR PLAN - 12 Continue implementation of our global Plan Aggressively restructure to operate profitably at the current demand and changing model mix Accelerate development of new products our customers want and value Finance our Plan and improve our balance sheet Work together effectively as one team -- leveraging our global assets Americas Europe APA East 26 31 43 + + = "Turbo Machine" Asia Pacific & Africa Americas Europe Small Medium Large East 63 20 17 Small Medium Large

FORD MOTOR COMPANY 2011 SECOND QUARTER OVERVIEW Second Quarter business performance marked by Automotive growth, solid profitability, and strong positive Automotive operating-related cash flow Volume up 7% and revenue up 13% compared with a year ago Eighth consecutive quarter of pre-tax operating profit -- $2.9 billion Each Automotive operation and Financial Services profitable Net income of $2.4 billion Automotive operating-related cash flow of $2.3 billion Total Automotive debt at $14 billion, $2.6 billion reduction from First Quarter Market share in North America, Europe, and Asia Pacific Africa improved compared with a year ago First Half pre-tax operating profit of $5.7 billion, net income of $4.9 billion, and Automotive operating-related cash flow of $4.5 billion Continuing to invest for the future and profitable growth for all 13

For Full Year 2011 Results, Ford Plans To Deliver Continued Improvement In Pre-Tax Operating Profit And Automotive Operating-Related Cash Flow 14 FORD MOTOR COMPANY 2011 PLANNING ASSUMPTIONS AND KEY METRICS Consistent With July Second Quarter Earnings Announcement

FORD MOTOR COMPANY AGGRESSIVELY RESTRUCTURING THE BUSINESS 15 2006 2008 2010 2011 5 -3.6 -7.3 8.3 5.7 22 15 11.8 14 $(3.6) $(7.3) $8.3 $5.7 17.1 11.8 12.8 Pre-Tax Profit (Bils.) U.S. Industry Volumes (Mils.)** 2006 2008 2010 2011 1st Half * Excluding special items ** SAAR 13.5 Substantially Improved Breakeven* First Half $5.0 Billion 2006 2008 2010 2011 2.5 -5.6 -19.6 4.4 4.5 22 15 11.8 14 $(5.6) $(19.6) $4.4 $4.5 17.1 11.8 12.8 Automotive Operating-Related Cash Flow (Bils.) U.S. Industry Volumes (Mils.)** 2006 2008 2010 2011 1st Half 13.5 Substantially Improved Operating-Related Cash Flow First Half $2.5 Billion Ford Has Substantially Improved Breakeven Profitability Levels And Operating-Related Cash Flow

FORD MOTOR COMPANY FINANCE OUR PLAN AND IMPROVE OUR BALANCE SHEET 16 Paydown Automotive Debt (Bils.) 2006 2008 2010 -36 -19.1 -14 $33.6 Year End 2009 June 30, 2011 Year End 2010 $19.1 $14.0 $19.6 Improve Automotive Cash Net of Debt (Bils.) 2009 2010 6/1/2011 -8.7 1.4 8 Year End 2009 June 30, 2011 Year End 2010 $1.4 $8.0 Cash* $ 24.9 $ 20.5 $ 22.0 Debt (33.6) (19.1) (14.0) Liquidity 25.6 27.9 32.2 * GAAP reconciliations available in Ford's 8-K reports for relevant periods $(8.7) Improve Credit Ratings** Begin paying dividends Longer term evaluate other shareholder actions By mid-decade, Automotive Debt at about $10 billion Future Actions Our Goal Is To Return To Investment Grade And To Maintain Investment Grade Over Cycle ** On September 29, S&P put Ford's BB- corporate credit rating on CreditWatch with positive implications pending resolution of Ford's U.S. labor negotiations

FORD CREDIT'S VALUE PROPOSITION 17 Automotive specialist with vested interest in Ford dealer success Training and consulting Consistent market presence Fast, flexible, quality service Full array of products Incremental vehicle sales (Spread of business and customer relationship management) More products, faster Higher customer satisfaction and loyalty Profits and dividends Trusted brand Access to dealer channel Dealers

FLOORPLAN BUSINESS OVERVIEW Ford views Ford Credit as a long-term strategic asset whose mission is to profitably and consistently support the sale of Ford vehicles around the world Floorplan financing is a cornerstone product for Ford Credit that builds dealer satisfaction, develops long-term relationships and delivers a consistent source of profitability Approximately 90%* of Ford Credit's floorplan portfolio is the financing of the purchase of new vehicles Approximately 10%* of Ford Credit's floorplan portfolio is the financing of used vehicles, including program vehicles and customer trade-ins In-transit financing for Ford vehicles is approximately 27%* of Ford Credit's floorplan portfolio In-transit balances vary due to the seasonality of dealer ordering practices and manufacturer production schedules Ford Credit provides financing for approximately 81% of Ford and Lincoln dealer inventory** 18 * As of June 30, 2011 ** Year to date through June 30, 2011, excluding fleet dealer sales

FLOORPLAN FINANCE TERMS Advance rates New (untitled) vehicles - 100% of invoice amount, including destination charges and dealer holdback Auction vehicles - auction price plus auction fee and transportation costs Used vehicles - up to 100% of wholesale value (trade publications) Floorplan interest rate (prime floor of 4% established in 2008) New vehicles* - generally prime rate plus 1.5% Used vehicles - generally prime rate plus 2.0% Floorplan rates are not risk based In-transit vehicle adjustment fee Prime rate plus 0.30% Payment terms Principal due generally upon sale of related vehicle Interest and other administrative charges payable monthly in arrears Credit lines New vehicle lines Based on a 60-day vehicle supply Not a strict credit limit Used vehicle lines Based on a 30- to 45-day vehicle supply depending on dealer risk rating Strictly monitored credit limit Curtailment terms - Ford Credit may require higher risk dealers to make periodic principal payments, or "curtailments," prior to the sale or lease of the related vehicle The amount of monthly curtailment payments typically is 10% of the amount financed on a vehicle, starting a specified period of time after the vehicle is financed, generally over a year for new vehicles and less than a year for program and used vehicles 19 Certain vehicles are financed at new vehicle rates including demonstrator, service loaner and program vehicles

CAPTIVE FINANCE COMPANY BENEFITS Integrated Systems Enable Real Time Controls Other captive finance company benefits: Access to monthly dealer financial statements allows monitoring of dealer financial strength Aligned sales, production and inventory objectives between Ford and Ford Credit On-site dealer monitoring by both Ford and Ford Credit Joint Ford and Ford Credit discussions with dealers on all aspects of the business Comparative dealer benchmarking 20 1. Dealer Floorplan Receivables System North American Vehicle Information System Ford Credit Ford Dealer Information on sold vehicles reported to Ford Credit and matched to floorplan receivables Dealer pays off floorplan receivables Dealer reports vehicle sale to obtain: Warranty registration Manufacturer incentives 2. 3.

TYPICAL DEALER STRUCTURE 21 Structure Dealers vary in size and complexity - from single lot to multi-point / multi-franchise organizations Many dealers use a holding company structure similar to the one shown here. In most cases, Ford Credit obtains guarantees at all levels of ownership Collateral The financed vehicles are the primary collateral for dealer floorplan loans For most dealers, Ford Credit also obtains personal guarantees and secondary collateral in the form of additional dealer assets, including dealer adjusted net worth and real estate equity Dealers have significant "skin in the game," which provides a strong incentive for dealers to repay floorplan loans Assets Stocks, bonds, cash Non-dealer real estate Other assets, for example, boat, plane, jewelry and furniture Assets Unfloored used inventory Furniture, fixtures, parts, accessories and equipment Dealer net worth Assets Land Buildings Personal guarantees from most dealers Dealer Principal Secondary Collateral Holding Company Real Estate Holding Company Dealer (Borrower) Secondary Collateral Secondary Collateral Primary Collateral Financed new and used vehicles Note: Secondary collateral is used in assessing the creditworthiness of a dealer; however, it is not used in assignment of risk group

DEALER PERFORMANCE DURING CREDIT CRISIS Dealers incurred significant stress in 2008 and 2009 as a result of rapid fuel price increases, segment shifts and the global recession During this period the average Ford dealer was profitable New vehicle sales are a dealer's primary revenue source, but they contribute less than 10% to profitability. Most dealers derive the majority of their profits from used vehicle sales, parts, service and body shop. These profit sources would likely continue in a stress scenario Ford Credit provided floorplan financing to some Ford dealers that also have competitor franchises, including dealers where the automotive manufacturer declared bankruptcy. Ford Credit experienced no losses on floorplan loans to these dealers Dealer financial health has improved dramatically post crisis. Dealer consolidation, fiscal tightening and inventory controls have led to dealer breakeven levels at much lower industry volumes 22

FLOORPLAN ORIGINATION AND SERVICING ENGINE 23 Judgment Knowledge Experience Intellect Analysis Low variability Consistent approvals and risk management High quality decisions Centralized process/documentation Technology Speed Efficiency Control Commonality Process Discipline Accountability Technology And Judgment Combine To Minimize Losses

DEALER CREDIT ASSESSMENT Ford Credit uses a proprietary scoring model to evaluate new dealer account originations, perform ongoing credit reviews of dealers and assign risk ratings to dealers Annual credit reviews are completed utilizing year end audited financials or tax returns Dealers are reviewed at least annually, with higher risk dealers reviewed more frequently Dealer risk ratings are categorized into groups Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer's ability to meet its financial obligations Key indicators include capitalization and leverage, liquidity and cash flow, profitability and credit history Risk rating is based on the dealer and does not take into account the personal guarantees or net worth of the owners Origination scoring model is validated quarterly to ensure the integrity and performance of the model and is updated if necessary Last updated in December 2008 24 Group Description I Strong to superior financial metrics II Fair to favorable financial metrics III Marginal to weak financial metrics IV Poor financial metrics, may be uncollectible Other Includes dealers that have no dealer risk rating because Ford Credit only provides in-transit financing or because Ford Credit is in the process of terminating the financing for such dealer

DEALER BEHAVIORAL ASSESSMENT Ford Credit uses a proprietary behavior scoring model, Monthly Accounts Review (MAR), to assess each dealer monthly MAR rating determines appropriate intensity and frequency of dealer monitoring Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer's ability to meet its near term financial obligations MAR utilizes the dealer's most recent unadjusted financial metrics, payment performance and credit line utilization MAR allows Ford Credit to identify behavior risks and appropriately allocate resources to resolve issues before they escalate MAR is validated quarterly to ensure integrity and performance of the model and is updated if necessary Implemented January 2010 Updated version implemented March 2011 Incorporated improved data sources, updated variables and added valuable business feedback from use of the first version of MAR 25

Other includes dealers that have no dealer risk rating because Ford Credit only provides in-transit financing or because Ford Credit is in the process of terminating the financing for such dealer Percent of Principal Balance (CHART) U.S. Floorplan Portfolio Dealer Risk Ratings Dealer Risk Ratings Have Significantly Improved With Group I Dealers Currently At 73.8% Compared To 58.1% And 42.6% At Year End 2009 And 2008, Respectively HISTORICAL DEALER RISK RATINGS 26

DRIVERS OF IMPROVED DEALER RISK RATINGS Overall strong Ford performance and profitability Great new products leading in quality, fuel efficiency, safety, smart design and value Improved market share* in U.S. (from 14.2% in 2008 to 16.4% in 2010) Strong pricing position, margins and residual values Like Ford, dealers restructured during crisis to be profitable at significantly lower industry volumes Both Ford and its dealers are stronger having survived the crisis Goal is to work together with our dealers on a U.S. dealer network that best serves our customers. Ford year end dealer count: 27 2005 2009 2010 4,396 3,553 3,424 We Continue To Work Together To Make Ford And Our Dealers Stronger And More Profitable * Includes fleet purchases

DEALER MONITORING STRATEGY 28 Liquidation Monitor Dealers Watch Report Status MAR directed action plans Monitor Payoffs Aged Inventory Overline Report Financial Statements Monthly Accounts Review Assess dealer risk and determine action plans Dashboard - Medium to Low Risk Trigger based action plans Watch Report - Medium to High Risk Formal review and action plans which may include accelerated physical audits Intensive Care Unit (ICU) - High Risk More experienced risk team Increased intensity surrounding action plans and timelines Status On-site control Focus on asset protection Liquidation Focus on loss mitigation Risk Rating Credit File Review Dashboard Trend Report No Further Action Monthly Accounts Review (MAR) Dashboard ICU

On-site vehicle inventory audits are performed based on a dealer's risk rating Ford Credit engages a vendor to perform on-site vehicle inventory audits The dealer receives no advance notice Ford Credit places strict restrictions on how often the same auditor may lead a dealer's audit Ford Credit reconciles each audit Immediate payment is required for any sold vehicle for which Ford Credit has not been paid Ford Credit maintains a robust quality assurance process to monitor the vendor's performance About 100 people are assigned to perform physical audits Size of an audit team varies based on dealer locations and complexity Typically, one auditor is needed for every 300 vehicles in inventory Typically, one auditor is needed for every 300 vehicles in inventory Typically, one auditor is needed for every 300 vehicles in inventory Typically, one auditor is needed for every 300 vehicles in inventory Typically, one auditor is needed for every 300 vehicles in inventory Typically, one auditor is needed for every 300 vehicles in inventory Typically, one auditor is needed for every 300 vehicles in inventory Typically, one auditor is needed for every 300 vehicles in inventory Typically, one auditor is needed for every 300 vehicles in inventory Typically, one auditor is needed for every 300 vehicles in inventory Typically, one auditor is needed for every 300 vehicles in inventory Typically, one auditor is needed for every 300 vehicles in inventory INVENTORY AUDITS 29

FORD CREDIT ACTIONS If Ford Credit discovers any issues when monitoring a dealer, it may: Increase frequency of on-site vehicle inventory audits Review curtailment options and advance rates Suspend credit lines Schedule a working capital audit Cash reconciliation between dealer books and bank accounts Schedule a field credit review including validation of Organizational structure Security interest (UCC filings) Financial statements (detailed review of underlying schedules) Meet with owners/guarantors Increase risk rating to trigger more extensive monitoring Discuss with the Ford sales division 30

STATUS DEALER PROCEDURES A dealer status is declared when: Dealer does not satisfy a sold out-of-trust condition (payment not remitted to Ford Credit upon sale of vehicle) discovered during an audit Dealer fails to pay principal or interest Dealer bankruptcy Any other circumstances arise that warrant immediate action Once a status is declared Ford Credit may then: Suspend credit lines Maintain Ford Credit personnel on site Collect titles and keys Secure dealer inventory Issue payment demand letters Obtain liens on property of guarantors Increase the dealer's floorplan interest rate If Ford Credit does not believe that a dealer can resolve a status situation, Ford Credit will: Liquidate vehicles and any available secondary collateral to obtain greatest value Continue collection efforts against personal and corporate guarantors Should liquidation be necessary, inventory is disposed through the following channels: Transfer of vehicles to other dealers Repurchase by manufacturer and redistribution to other dealers Sale of vehicles at auction 31

FLOORPLAN PORTFOLIO PERFORMANCE 32 Note: Recent period recoveries are a result of enforcement actions against prior year status dealers Ford Credit Portfolio Trust Loss Experience of Ford Credit's Dealer Floorplan Portfolio (1) Prior to June 30, 2006, any receivables originated by Ford Credit's Volvo Car Finance North America division and its predecessors are excluded. (2) Average principal balance for each period indicated is the average of the average principal balances for each month in such period based on the average of the daily principal balances for such month. (3) Net losses in any period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for such period. This loss experience also reflects recoveries from dealer assets other than the financed vehicles. (4) Liquidations represent payments and net losses that reduce the principal balance of the receivables for the period indicated. For the non-annual periods, the percentages are annualized. The Trust has not experienced a loss on any receivable during the indicated periods, primarily as a result of the depositors choosing to remove any receivables relating to accounts that are redesignated from the Trust because they have been classified as status. However, the depositors are not required to do so, and there can be no assurance that they will continue to do so in the future. Average principal balance for the Trust is the average of the principal balances of the receivables at the beginning of each month in the period indicated. Historical Floorplan Losses Show The Positive Effect Of Ford Credit's Processes And The Experience Of Ford Credit's Personnel

SUMMARY Robust Structure 23.5% subordination on Class A notes (as of percent of the required pool balance allocated to the series) consisting of subordinate bonds and overcollateralization 1% cash reserve (as a percentage of initial note balance) Multiple amortization triggers combined with fast-turning assets provide for repayment of notes at the onset of adverse events Enhancement increases if 25% payment rate trigger is breached Strong Servicing and Risk Management Continuous monitoring and early detection to minimize losses Proprietary risk rating and monthly behavior scoring models Leverage access to dealer information through relationship with manufacturer Aligned sales, production and inventory objectives between Ford and Ford Credit Consistent Performance One year average of monthly payment rates is 47.9% Portfolio net losses to liquidations have been less than 7 basis points over last five years No losses in the Trust 33 Our ONE Ford Plan Is Working As We Continue To Invest In Best-in-class Products Resulting In Market Share Gains And A Stronger Ford Dealer Network

SAFE HARBOR 34 Statements included or incorporated by reference herein may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on expectations, forecasts and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation: Automotive Related: Decline in industry sales volume, particularly in the United States or Europe, due to financial crisis, recession, geo-political events or other factors; Decline in Ford's market share or failure to achieve growth; Lower-than-anticipated market acceptance of new or existing Ford products; An increase in or acceleration of market shift beyond Ford's current planning assumptions from sales of trucks, medium- and large-sized utilities, or other more profitable vehicles, particularly in the United States; An increase in fuel prices, continued volatility of fuel prices, or reduced availability of fuel; Continued or increased price competition resulting from industry overcapacity, currency fluctuations or other factors; Adverse effects from the bankruptcy, insolvency, or government-funded restructuring of, change in ownership or control of, or alliances entered into by a major competitor; Economic distress of suppliers may require Ford to provide substantial financial support or take other measures to ensure supplies of components or materials and could increase Ford's costs, affect Ford's liquidity, or cause production constraints or disruptions; Work stoppages at Ford or supplier facilities or other interruptions of production; Single-source supply of components or materials; Restriction on use of tax attributes from tax law "ownership change"; The discovery of defects in Ford vehicles resulting in delays in new model launches, recall campaigns, reputational damage or increased warranty costs; Increased safety, emissions, fuel economy or other regulation resulting in higher costs, cash expenditures and/or sales restrictions; Unusual or significant litigation, governmental investigations or adverse publicity arising out of alleged defects in Ford products, perceived environmental impacts, or otherwise; A change in Ford's requirements for parts where it has entered into long-term supply arrangements that commit it to purchase minimum or fixed quantities of certain parts, or to pay a minimum amount to the seller ("take-or-pay contracts"); Adverse effects on Ford's results from a decrease in or cessation or clawback of government incentives related to capital investments; Adverse effects on Ford's operations resulting from certain geo-political or other events; Substantial levels of indebtedness adversely affecting Ford's financial condition or preventing Ford from fulfilling its debt obligations; Ford Credit Related: A prolonged disruption of the debt and securitization markets; Inability to access debt, securitization or derivative markets around the world at competitive rates or in sufficient amounts due to credit rating downgrades, market volatility, market disruption, regulatory requirements or other factors; Higher-than-expected credit losses; Increased competition from banks or other financial institutions seeking to increase their share of financing Ford vehicles; Collection and servicing problems related to our finance receivables and net investment in operating leases; Lower-than-anticipated residual values or higher-than-expected return volumes for leased vehicles; New or increased credit, consumer or data protection or other laws and regulations resulting in higher costs and/or additional financing restrictions; Imposition of additional costs or restrictions due to the Dodd-Frank Wall Street Reform and Consumer Protection Act and its implementing rules and regulations; Changes in Ford's operations or changes in Ford's marketing programs could result in a decline in our financing volumes; General: Fluctuations in foreign currency exchange rates and interest rates; Failure of financial institutions to fulfill commitments under committed credit and liquidity facilities; Labor or other constraints on Ford's or our ability to maintain competitive cost structure; Substantial pension and postretirement healthcare and life insurance liabilities impairing Ford's or our liquidity or financial condition; Worse-than-assumed economic and demographic experience for postretirement benefit plans (e.g., discount rates or investment returns); and Inherent limitations of internal controls impacting financial statements and safeguarding of assets. We cannot be certain that any expectations, forecasts or assumptions made by management in preparing these forward-looking statements will prove accurate, or that any projections will be realized. It is to be expected that there may be differences between projected and actual results. Our forward-looking statements speak only as of the date of their initial issuance, and we do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For additional discussion of these risk factors, see Item 1A of Part I of Ford's 2010 10-K Report and Item 1A of Part I of Ford Credit's 2010 10-K Report as updated by Ford's and Ford Credit's subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.